UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Free translation into English

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

March 27, 2024

Messrs.

Superintendence of Capital Markets

MATERIAL INFORMATION: Notice of Resolutions of the convened Shareholders’ Meeting

As required by the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: Mandatory Annual Shareholders’ Meeting Annual Meeting Date: 03/27/2024

Time: 08:00 AM

Description of Material Information: THE 6 ITEMS PROPOSED AT THE MANDATORY ANNUAL MEETING WERE APPROVED BY THE ATTENDING SHAREHOLDERS.

Comments:

The following points were discussed:

-	Appointment or Removal of Directors
-	Approval of the Management Reports (Financial Statements and Annual Report).
-	Dividend Distribution or Application
-	Compensation for the Board of Directors – Fiscal Year 2023: THE PROPOSED COMPENSATION FOR THE BOARD OF DIRECTORS FOR 2023 FISCAL YEAR WAS APPROVED.
-	Appointment of Independent Auditors for Fiscal Year 2024: THE APPOINTMENT OF TANAKA, VALDIVIA Y ASOCIADOS, PERUVIAN PARTNERS OF EY AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2024 WAS APPROVED.
-	Report on ESG Criteria: ITEM OF AN INFORMATIONAL NATURE, NOT SUBJECT TO APPROVAL

INFORMATION ON COMMUNICATION REGARDING DIVIDEND DISTRIBUTION OR APPLICATION

Detail of Dividend Application: THE PROPOSED DIVIDEND DISTRIBUTION WAS APPROVED.

Detail of Cash Dividend Distribution

Concept: Retained Earnings

Fiscal Year: 2014

Amount to be Distributed: $20,000,000

Detail of Per Share Dividends

Type of Share: BUENAVC1 – COMMON SHARES

Number of Shares: 274,889,924

Amount of Dividends per Share: $0.0726

Comments:

Type of Share: BUENAVI1 – INVESTMENT SHARES

Number of Shares: 744,640

Amount of Dividends per Share: $0.0726

Comments:

Comments:

INFORMATION ON COMMUNICATION REGARDING RECORD DATE AND PAYMENT OF DIVIDEND DISTRIBUTION OR APPLICATION

Concept for Dividend Distribution: 2014-Retained Earnings,

Type of Share: BUENAVC1 COMMON SHARES

Record Date: 04/18/2024

Type of Share: BUENAVC1 COMMON SHARES

Payment Date: 05/03/2024

Type of Share: BUENAVI1 – INVESTMENT SHARES

Record Date: 04/18/2024

Type of Share: BUENAVI1 – INVESTMENT SHARES

Payment Date: 05/03/2024

Comments: Note 1: The Dividend corresponding to Common Shares shall also apply to ADR holders, where one (1) ADR is equal to one (1) common share.

Note 2: The record and payment date for ADR holders shall be informed once determined by The Bank of New York Mellon (depository bank).

INFORMATION ON COMMUNICATION OF PRESENTATION OF FINANCIAL INFORMATION

Type of Information: Annual Audited Stand-Alone information and Annual Report

Period: 2023

Comments:

INFORMATION ON COMMUNICATION REGARDING CHANGES IN BOARD OF DIRECTORS AND RELATED APPOINTMENTS

Comments: THE TWO APPOINTED DIRECTORS WILL JOIN THE OTHER SEVEN MEMBERS OF THE BOARD OF DIRECTORS APPOINTED AT THE GENERAL SHAREHOLDERS MEETING THAT TOOK PLACE ON MARCH 31, 2023, AT WHICH TIME THE BOARD OF DIRECTORS FOR THE PERIOD MARCH 2023-MARCH 2026 WERE APPOINTED.

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

DIRECTOR: ARRIAGADA HERRERA, IVAN DAGOBERTO

Position: DIRECTOR

Start Date: 03/27/2024

Independent Director: NO

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

DIRECTOR: LUKSIC LEDERER, ANDRONICO GUILLERMO

Position: DIRECTOR

Start Date: 03/27/2024

Independent Director: NO

TYPE OF RELATIONSHIP	NAME	POSITION
BOARD OF DIRECTORS	ARRIAGADA HERRERA, IVAN DAGOBERTO	DIRECTOR
BOARD OF DIRECTORS	BENAVIDES GANOZA, RAUL EDUARDO PEDRO	DIRECTOR
BOARD OF DIRECTORS	BENAVIDES GANOZA, ROQUE EDUARDO	CHAIRMAN OF THE BOARD OF DIRECTORS
BOARD OF DIRECTORS	BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE	DIRECTOR
BOARD OF DIRECTORS	BETZHOLD HENZI, JORGE F.	DIRECTOR
BOARD OF DIRECTORS	CHAMPION , WILLIAM HENRY	DIRECTOR
BOARD OF DIRECTORS	DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M	DIRECTOR
BOARD OF DIRECTORS	LUKSIC LEDERER, ANDRONICO GUILLERMO	DIRECTOR
BOARD OF DIRECTORS	ZALDIVAR GARCIA, MARCO ANTONIO	DIRECTOR

Best,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: March 28, 2024	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer